February 23, 2007

Sara D. Kalin

Branch Chief - Legal

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Structured Asset Securities Corporation
Registration Statement on Form S-3
Filed December 27, 2006
File No. 333-139693 (the “Registration Statement”)

Ms. Kalin:

Thank you for your detailed comments on the Registration Statement of Structured Asset Securities Corporation (the “Company”).  We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with applicable rules.  If there is any other information that you require, we will be pleased to provide it.

Base Prospectus

Risk Factors, page 6

1.

We note that several of your risk factors indicate that asset pools could experience higher delinquency rates as a result of the inclusion of “subprime” loans or loans with variable interest payment options if the economy were adversely affected.  Please tell us what consideration you have given to updating these risk factors based on the current state of the housing market, including the increase in payment defaults and foreclosures.

We have revised and expanded several of the risk factors in the base prospectuses for residential loans and for all loans to address with more specificity risks to investors in asset-backed securities (“ABS”) backed by subprime mortgage loans related to increasing rates of delinquency, default and foreclosure on residential mortgage loans, and changes in the pricing environment for residential properties.  In addition, we will add risk disclosure to the applicable prospectus supplement for each takedown to the extent warranted by conditions at the type of the takedown.

The Mortgage Loans, page 46

2.

We note that your base prospectus contemplates including reverse mortgages and HECM loans.  Please revise your filing to include a form of prospectus supplement illustrating the disclosure you would provide in a reverse mortgage or HECM deal or provide us with an analysis as to why such disclosure would not be materially different from the mortgage loan assets that are already contemplated in the forms of prospectus supplement.  In this regard, we note that while the assets included in your current forms of prospectus supplement would require monthly payments by obligors, the reverse mortgage and HECM loans appear to require only one lump sum payment once the underlying property is sold.

We have included in the filing forms of prospectus supplement for reverse mortgage loans, including HECMs.  These forms of prospectus supplement reflect payment structures that would be intended to address the timing of payments under reverse mortgage loans as described in your comment.

3.

We note that your base prospectus contemplates including shared appreciation mortgage loans in an asset pool.  It appears that the performance of securities backed by this particular type of asset is linked to not only the actual assets in the pool, but to the performance of the real estate market, an external factor.  Please refer to section III.A.2 of SEC Release No. 33-8518 and provide us with a thorough analysis as to why securities backed by shared appreciation mortgage loans would qualify as asset-backed securities.

As described in the prospectus, shared appreciation mortgage loans (“SAMs”) are fixed rate mortgage loans under which the borrower is obligated to pay, in addition to principal and interest at a specified rate, a portion of the appreciation in value (or the appreciated value) of the related mortgaged property.  SAMs have been originated by various mortgage lenders since the early to mid 1980s, but apparently not in large volume.  Although mortgage loans that included a shared appreciation feature have been securitized in private placements, we are not aware of any registered offerings of asset-backed securities backed by pools of SAMs.

A borrower that chooses a shared appreciation mortgage loan receives a lower fixed interest rate in exchange for giving up a portion of the home’s future value.  The portion of mortgaged property value payable to the lender therefore represents a portion of the lender’s yield on the loan.  The percentage of appreciation in value payable to the lender will vary, depending on the amount by which the fixed interest rate payable by the borrower is reduced below the prevailing market rate.  In general, certain home improvements are excluded from the calculation of the appreciation amount.  The shared appreciation amount owed to the lender is payable only at maturity or early repayment.

The Company believes that SAMs may be attractive to borrowers who, for example, would prefer to refinance out of an adjustable rate loan (an “ARM”) and into a fixed rate loan in a rising interest rate environment, and may be particularly attractive to borrowers who live in regions in which home prices are stagnant or declining.  SAMs may also be desirable for first-time home buyers who cannot easily qualify for a mortgage loan at prevailing market rates.  By permitting borrowers to lock in below-market interest rates for a long term, SAMs may provide a safer alternative to hybrid or option ARM mortgage loans, which provide for lower interest rates or monthly payments in the early years, but whose rates or payment amounts may increase significantly over time.

In response to your comment, reproduced above, we have reviewed Section III.A.2 of SEC Release 33-8518 (the “Release”) carefully.  We note in particular the portion of the Release in which the Commission articulated its view that securities issued in synthetic securitizations “designed to create exposure to an asset that is not transferred to or otherwise part of the asset pool” are not “asset-backed securities” within the meaning of Regulation AB.  The Company recognizes the Commission’s concern in this regard.  We note your reference to “the performance of the real estate market, an external factor,” and the Company agrees that there may be circumstances in which an asset pool that includes, for example, a derivative that provides a return to securityholders on the basis of fluctuations in a national index of residential real estate prices may provide the sort of synthetic exposure that the Commission believes is not appropriate for the disclosure regime prescribed by Regulation AB.  However, the Company does not believe that a pool of shared appreciation mortgage loans creates such an exposure.

The rate of return on a SAM will be determined primarily by the fixed rate of interest payable by the borrower and secondarily by the portion of appreciation in the value of the related mortgaged property payable to the issuing entity as holder of the loan.  In each case the amount of a borrower’s payment that is based on appreciation in property value will be determined solely on the basis of the value of the particular property pledged to secure the related mortgage loan, and not on the basis of real estate prices generally.  Whether the value of a particular property in which an issuing entity (or trustee) holds a security interest appreciates or depreciates over time will be dependent upon (among other factors) whether the condition of the property is maintained or improved by the borrower, or is allowed to deteriorate; the type of property (single family detached, townhouse, condominium unit, etc.); and factors specific to the property’s location, such as neighborhood development and changes in school quality.

We note that predicted changes in property value play a significant role in the origination process with respect to various types of residential mortgage loans.  Likelihood of depreciation in property value may be a factor in determining the permitted loan-to-value ratio at origination.  This factor may be particularly significant in the case of a loan whose loan-to-value, or combined loan-to-value, ratio exceeds 100 percent at the time of origination of the loan.  In addition, likelihood of appreciation in property value may be a factor in origination of mortgage loans that provide for negative amortization; in some cases negative amortization with respect to a mortgage loan is capped at an amount in excess of 100 percent of the value of the mortgaged property at origination.  When such a mortgage loan is securitized – as is common – the amount of principal and interest due on a defaulted loan that is recovered by the issuing entity upon foreclosure may depend, in part, on the extent to which the value of the related mortgaged property has appreciated since origination.

When a pool of SAMs is securitized the return to securityholders will be dependent solely on payments made or recoveries received with respect to the loans included in the related asset pool.  Any shared appreciation payment will be determined solely on the basis of the value of the real property pledged to secure the related mortgage loan and on which the issuing entity (or trustee) holds a mortgage, deed of trust or other security instrument.  The Company does not believe that the Commission intended to exclude from the definition of “asset-backed security” ABS backed by financial assets, such as SAMs, the entire return on which is attributable to the terms of the loans and the value of the property pledged to secure such loans.

4.

As a follow-up to the comment above, we note that the related seller may retain or convey to another entity the right to receive the shared appreciation payment and any applicable prepayment premiums with respect to a shared appreciation mortgage loan that is conveyed to the related trust fund.  Explain how retention of such an interest in the payments on the underlying assets after closing is consistent with the requirement that the asset pool is made up of a “discrete pool” of assets.  Also, to the extent that the right to the payment on the underlying assets may be divided into the “retained interest” and the right to the remaining payment prior to deposit of those assets into the pool, discuss how resale of securities backed by these newly created rights to partial payments on the assets is consistent with Rule 190.

Retention or other disposition of some retained interest in securitized mortgage loans has long been common in the ABS markets.  For example, prepayment premiums payable under residential mortgage loans are frequently either retained by the related sponsor (or another seller in the chain of sale) or paid to the servicer as additional servicing compensation.  Similarly, a sponsor that conveys a pool of mortgage loans to an issuing entity may retain an excess interest strip – the portion of a mortgage loan servicing fee in excess of the fee actually paid to the servicer.  If, for example, the contractual servicing fee payable with respect to particular loans is 0.50 percent (50 basis points) and the actual cost of servicing the loan is 25 basis points, the sponsor (or other party) may retain the remaining 25 basis points of excess interest.  Retention of a retained interest strip has the effect of reducing the effective interest rate on the mortgage loan that is transferred to an issuing entity.  However, it does not otherwise change the character of the loan.

The retained interest described in the base prospectus may take the form of retention by the sponsor or another party of the right to receive the shared appreciation payment and, if applicable, any prepayment premiums payable by a borrower under a mortgage loan.  Such a retained interest is similar in form to retention of an excess interest strip as described above, in that the interest retained is a discrete portion of loan cash flow and the retention is effected by contract, without any modification of the underlying instrument.

The fact that an interest has been retained is reflected in the contractual rights of the parties but does not change the fundamental nature of the related asset pool as a “discrete pool of receivables or other financial assets . . . that by their terms convert into cash within a finite time period.”  Payments to securityholders in such a case are derived solely from cash flows on the loans that are conveyed to the issuing entity, together with any related rights or assets conveyed thereto.  The issuing entity has no rights in the retained interest with respect to any loan, and cash flows attributable to the retained interest are not available to make payments to securityholders under any circumstances.

Nor, in the view of the Company, does retention of a contractual interest in a mortgage loan in the form described in the base prospectus result in the creation of a security that is required to be registered under Rule 190.  The retention of a contractual interest does not affect the fundamental nature or character of the loan that is transferred, subject to a retained interest, to the issuing entity.  The Company understands that the Commission has taken the position that a loan participation is a security, the offer and sale of which would generally be subject to the registration requirements of the Securities Act.  However, a retained interest of the sort described in the base prospectus is not similar to a loan participation.

In a loan participation structure, each participant holds a proportionate ownership interest in the underlying mortgage loan and the security interest in the property pledged to secure the loan.  Loan participations are carefully documented to apportion rights in the participated loan and related collateral among the participants.  In a typical loan participation, the lead participant bears certain administrative responsibilities on behalf of all participants, and each participant has the right to vote on such matters as termination or appointment of a servicer, modification of loan terms, waiver of default, foreclosure on a defaulted loan or disposition of foreclosed property.  Participants generally share expenses (such as servicing fees) on a pro rata basis.  Payments received on the participated loan, and any loss borne upon default, are also shared pro rata among the participants.  In contrast, the holder of a retained interest retains only a contractual right to payment.  The mortgage loan, less the specified contract right to a portion of the payment, is assigned to a transferee in its entirety.  The mortgage note is endorsed to the transferee (or its designee), and the note and mortgage are delivered to the transferee or its custodian.  All rights related to the transferred loan, such as the right to appoint or terminate a servicer, to effect a modification of the loan terms, to waive a default by the borrower, or to foreclose on a defaulted loan and dispose of the related collateral, are vested in the transferee as owner of the loan.  Absent a total loss, any loss upon default is borne by the owner of the loan; the holder of the retained interest is entitled to payment under the contract from liquidation proceeds.

I would appreciate an opportunity to discuss any of these response with you if you believe that they require clarification.  Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further.  You may reach me at 202-775-4137.

Sincerely,

/s/ Edward E. Gainor

Edward E. Gainor

cc:

Lana Franks

Michael Hitzmann

Ellen Kiernan

Scott Lechner